3/F Qilu Software Park Building
Jinan Hi-Tech District, Jinan, Shandong,
People’s Republic of China, 250101

Please Vote Your Shares Today!

November 11, 2011

Dear Shareholder of Pansoft Company Limited:

We recently announced in a press release dated November 11, 2011 that Pansoft Company Limited (the “Company”) will reconvene its annual general meeting of stockholders (the “2010 Annual Meeting”) for the fiscal year ended June 30, 2010 on Wednesday, November 28, 2011, at 8:00 a.m. Eastern Standard Time (EST), by web conference.   A copy of the press release is attached to this letter.

According to our records your shares are still unvoted.  Whether or not you plan to attend to the 2010 Annual Meeting, we encourage you to vote your shares promptly.

Please Vote Your Shares!

Your vote is important.  With the reconvened 2010 Annual Meeting now only a few weeks away, please act today to be sure your shares are voted.   You can vote by telephone, Internet or mail by following the instructions set forth in the proxy materials and other information previously distributed to you.  The instructions are also set forth in a copy of the proxy card enclosed with this letter.

If you already have voted, we thank you for your prompt response.  If you have not voted, we encourage you to do so without delay.  Your vote is needed and valued, regardless of the number of shares you own.  In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for voting!

If you have questions or need assistance voting your shares, you should contact:

Investor Contact:
CCG Investor Relations
Mr. John Harmon, CFA, Sr. Account Manager
Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: john.harmon@ccgir.com